UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 01 March 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

1 March 2016

Barclays PLC

Annual Report and Accounts 2015

UK Listing Authority submissions

In compliance with Disclosure & Transparency Rule (DTR) 4.1, Barclays PLC announces that the following documents will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

• Barclays PLC Annual Report 2015; • Barclays PLC Strategic Report 2015; and • Pillar 3 Report for 2015

These documents may also be accessed via Barclays PLC's website at home.barclays/investorrelations

The Barclays PLC Strategic Report 2015 (or the full Annual Report 2015 for those shareholders who have requested it) will be posted to shareholders on Friday, 18 March 2016.

Additional information

The following information is extracted from the Barclays PLC Annual Report 2015 (page references are to pages in the Annual Report) and should be read in conjunction with Barclays PLC's Final Results announcement issued on 1 March 2016.  Both documents can be found at home.barclays/investorrelations  and together constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the Barclays PLC Annual Report 2015 in full.

Risk Review
Material existing and emerging risks

Material existing and emerging risks to the Group's future performance

This section describes the material risks to which senior management pays particular attention, which they believe could cause the future results of the Group's operations, financial condition and prospects to differ materially from current expectations. These expectations include the ability to pay dividends, maintain appropriate levels of capital and meet capital and leverage ratio targets, and achieve stated commitments as outlined in the Strategic Report. In addition, risks relating to the Group that are not currently known, or that are currently deemed immaterial, may individually or cumulatively have the potential to materially affect the future results of the Group's operations, financial condition and prospects.

Material risks and their impact are described below in two sections: i) risks which senior management believes are likely to impact a single Principal Risk; and ii) risks which senior management believes are likely to affect more than one Principal Risk. Certain risks below have been classified as an 'emerging risk', which is a risk that has the potential to have a significant detrimental effect on the Group's performance, but currently the outcome and the time horizon for the crystallisation of its possible impact is more uncertain and more difficult to predict than for other risk factors that are not identified as emerging risks.

More information on the management of risks may be found in Barclays' Approach to Managing Risk in the Barclays PLC 2015 Pillar 3 Report.

Material existing and emerging risks by Principal Risk

Credit risk

The financial condition of the Group's customers, clients and counterparties, including governments and other financial institutions, could adversely affect the Group.

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. The Group may also suffer loss when the value of its investment in the financial instruments of an entity falls as a result of that entity's credit rating being downgraded. In addition, the Group may incur significant unrealised gains or losses due to changes in the Group's credit spreads or those of third parties, as these changes affect the fair value of the Group's derivative instruments, debt securities that the Group holds or issues, and loans held at fair value.

i) Deterioration in political and economic environment
The Group's performance is at risk from deterioration in the economic and political environment which may result from a number of uncertainties, including the following:

a) Specific regions
Political instability, economic uncertainty or deflation in regions in which the Group operates could weaken growth prospects and have an adverse impact on customers' ability to service debt and so result in higher impairment charges for the Group. These include:

China (emerging risk)
Economic uncertainty in China continues to affect a number of emerging economies, particularly those with high fiscal deficits and those reliant on short-term external financing and/or material reliance on commodity exports. Their vulnerability has been further impacted by the fall, and sustained volatility in oil prices, the strong US dollar and the winding down of quantitative easing policies by some central banks. The impact on the Group may vary depending on the vulnerabilities present in each country, but the impact may result in increased impairment charges through sovereign defaults, or the inability or unwillingness of clients and counterparties in that country to meet their debt obligations.

South Africa
The negative economic outlook in South Africa continues, with a challenging domestic and external environment. Recent political events including changes to leaders in the Finance Ministry have added to the domestic challenges. Real GDP growth remains low as a result of declining global demand, in particular China, prices for key mineral exports, a downturn in tourism, persistent power shortages and slowing house price growth. In the retail sector, concerns remain over the level of consumer indebtedness and affordability as the slowdown in China impacts the mining sector with job losses increasing. Emerging market turmoil has added further pressure on the Rand, which has continued to depreciate against major currencies. The decline in the economic outlook may impact a range of industry sectors in the corporate portfolio, with clients with higher leverage being impacted most.

b) Interest rate rises, including as a result of slowing of monetary stimulus, could impact consumer debt affordability and corporate profitability
To the extent that central banks increase interest rates in certain developed markets, particularly in our main markets, the UK and the US, they are expected to be small and gradual in scale during 2016, albeit following differing timetables. The first of these occurred in the US with a quarter point rise in December 2015. While an increase may support Group income, any sharper than expected changes could cause stress in the loan portfolio and underwriting activity of the Group, particularly in relation to non-investment grade lending, leading to the possibility of the Group incurring higher impairment. Higher credit losses and a requirement to increase the Group's level of impairment allowance would most notably occur in the Group's retail unsecured and secured portfolios as a result of a reduction in recoverability and value of the Group's assets, coupled with a decline in collateral values.

Interest rate increases in developed markets may also negatively impact emerging economies, as capital flows to mature markets to take advantage of the higher returns and strengthening economic fundamentals.

ii) Specific sectors
The Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following provides examples of areas of uncertainties to the Group's portfolio which could have a material impact on performance.

a) UK property
With UK property representing the most significant portion of the overall PCB credit exposure, the Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK. Strong house price growth in London and the South East of the UK, fuelled by foreign investment, strong buy to let (BTL) demand and subdued housing supply, has resulted in affordability levels reaching record levels; average house prices as at the end of 2015 were more than seven times average earnings. A fall in house prices, particularly in London and the South East of the UK, would lead to higher impairment and negative capital impact as loss given default (LGD) rates increase. Potential losses would likely be most pronounced in the higher loan to value (LTV) segments.

The proposal on BTL properties announced by the UK Chancellor of the Exchequer in 2015, changing both the level of tax relief on rental income and increasing levels of stamp duty from April 2016, may cause some dislocation in the BTL market. Possible impacts include a reduced appetite in the BTL market and an influx of properties for sale causing downward pricing pressure, as well as reduced affordability as increased tax liabilities reduce net retail yields. As a consequence this may lead to an increase in BTL defaults at a time when market values may be suppressed, with the potential that, while the Group carefully manages such exposures, it may experience increased credit losses and impairment from loans with high LTV ratios.

b) Natural Resources (emerging risk)
The risk of losses and increased impairment is more pronounced where leverage is higher, or in sectors currently subject to strain, notably oil and gas, mining and metals and commodities. Sustained oil price depression continues and is driven by ongoing global excess supply. While the positioning of these portfolios is relatively defensive and focuses on investment grade customers or collateralised positions, very severe stress in this market does have the potential to significantly increase credit losses and impairment.

c) Large single name losses
The Group has large individual exposures to single name counterparties. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group's results due to, for example, increased credit losses and higher impairment charges.

d) Leverage Finance underwriting
The Group takes on significant sub-investment grade underwriting exposure, including single name risk, particularly focused in the US and Europe and to a lesser extent in South Africa and other regions. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group or an increased capital requirement should there be a need to hold the exposure for an extended period.

Market risk

The Group's financial position may be adversely affected by changes in both the level and volatility of prices leading to lower revenues, or reduced capital:

i) Concerns of major unexpected changes in monetary policy and quantitative easing programmes, foreign exchange movements or slowdown in emerging market economies spilling over to global markets (emerging risk)
The trading business model is focused on client facilitation in wholesale markets, involving market making activities, risk management solutions and execution.

The Group's trading business is exposed to a rapid unwinding of quantitative easing programmes and deterioration in the macro environment driven by concerns in global growth. An extremely high level of volatility in asset prices could affect market liquidity and cause excess market volatility, impacting the Group's ability to execute client trades and may also result in lower income or portfolio losses.

A sudden and adverse volatility in interest or foreign currency exchange rates also has the potential to detrimentally impact the Group's income from non-trading activity.

This is because the Group has exposure to non-traded interest rate risk, arising from the provision of retail and wholesale non-traded banking products and services, including, products which do not have a defined maturity date and have an interest rate that does not change in line with base rate movements, e.g. current accounts. The level and volatility of interest rates can impact the Group's net interest margin, which is the interest rate spread earned between lending and borrowing costs. The potential for future volatility and margin changes remains in key areas such as in the UK benchmark interest rate to the extent such volatility and margin changes are not fully addressed by hedging programmes.

The Group is also at risk from movements in foreign currency exchange rates as these impact the sterling equivalent value of foreign currency denominated assets in the banking book, exposing it to currency translation risk.

ii) Adverse movements in the pension fund
Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit. The liabilities discount rate is a key driver and, in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both risk-free yields and credit spreads. Therefore, the Group's defined benefits scheme valuation would be adversely affected by a prolonged fall in the discount rate or a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund, as the liabilities are adversely impacted by an increase in long term inflation expectation. However in the long term, inflation and rates risk tend to be negatively correlated and therefore partially offset each other.

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage), liquidity and other regulatory requirements.

The Group may not be able to achieve its business plans due to: i) being unable to maintain appropriate capital ratios; ii) being unable to meet its obligations as they fall due; iii) rating agency methodology changes resulting in ratings downgrades; and iv) adverse changes in foreign exchange rates on capital ratios.

i) Inability to maintain appropriate prudential ratios
Should the Group be unable to maintain or achieve appropriate capital ratios this could lead to: an inability to support business activity; a failure to meet regulatory capital requirements including the requirements of regulator set stress tests; increased cost of funding due to deterioration in credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group's capital or leverage position. While the requirements in CRD IV are now in force in the UK, further changes to capital requirements could occur, whether as a result of (i) further changes to EU legislation by EU legislators (for example, implementation of Bank of International Settlements (BIS) regulatory update recommendations), (ii) relevant binding regulatory technical standards updates by the European Banking Authority (EBA), (iii) changes to UK legislation by the UK government, (iv) changes to PRA rules by the PRA, or (v) additional capital requirements through Financial Policy Committee (FPC) recommendations. Such changes, either individually and/or in aggregate, may lead to further unexpected additional requirements in relation to the Group's regulatory capital.

Additional prudential requirements may also arise from other regulatory reforms, including UK, EU and the US proposals on bank structural reform and current proposals for 'Minimum Requirement for own funds and Eligible Liabilities (MREL) under the EU Bank Recovery and Resolution Directive (BRRD). Included within these reforms are the BoE proposals on MREL requirements for UK banks which were published in December 2015. The BoE stated its intentions to communicate MREL requirements to UK banks during 2016. Many of the proposals are still subject to finalisation and implementation and may have a different impact when in final form. The impact of these proposals is still being assessed. Overall, it is likely that these changes in law and regulation will have an impact on the Group as they are likely, when implemented, to require changes to the legal entity structure of the Group and how businesses are capitalised and funded. Any such increased prudential requirements may also constrain the Group's planned activities, lead to forced asset sales and balance sheet reductions and could increase the Group's costs, impact on the Group's earnings and restrict the Group's ability to pay dividends. Moreover, during periods of market dislocation, as currently seen, or when there is significant competition for the type of funding that the Group needs, increasing the Group's capital resources in order to meet targets may prove more difficult and/or costly.

ii) Inability to manage liquidity and funding risk effectively
Failure to manage its liquidity and funding risk effectively may result in the Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day-to-day banking activities, or no longer be a going concern.

iii) Credit rating changes and the impact on funding costs
A credit rating assesses the creditworthiness of the Group, its subsidiaries and branches and is based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance. Any adverse event to one or more of these attributes may lead to a downgrade, which in turn could result in contractual outflows to meet contractual requirements on existing contracts.

Furthermore, outflows related to a multiple notch credit rating downgrade are included in the LRA stress scenarios and a portion of the liquidity pool held against this risk. There is a risk that any potential downgrades could impact the Group's performance should borrowing costs and liquidity change significantly versus expectations.

For further information, please refer to Credit Ratings in the Liquidity Risk Performance section on page 199.

iv) Adverse changes in foreign exchange rates on capital ratios
The Group has capital resources and risk weighted assets denominated in foreign currencies. Therefore changes in foreign currency exchange rates may adversely impact the sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group's regulatory capital ratios are sensitive to foreign currency movements, and a failure to appropriately manage the Group's balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital ratios. The impact is difficult to predict with any accuracy, but it may have a material adverse effect on the Group if capital and leverage ratios fall below required levels.

Operational risk

The operational risk profile of the Group may change as a result of human factors, inadequate or failed internal processes and systems, or external events.

The Group is exposed to many types of operational risk. This includes: fraudulent and other internal and external criminal activities; breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of the Group's business); systems failures or an attempt, by an external party, to make a service or supporting infrastructure unavailable to its intended users, and the risk of geopolitical cyber threat activity which destabilises or destroys the Group's information technology, or critical infrastructure the Group depends upon but does not control. The Group is also subject to the risk of business disruption arising from events wholly or partially beyond its control, for example, natural disasters, acts of terrorism, epidemics and transport or utility failures, which may give rise to losses or reductions in service to customers and/or economic loss to the Group. All of these risks are also applicable where the Group relies on outside suppliers or vendors to provide services to it and its customers. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group's processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks to avoid the risk of loss.

i) Cyber attacks (emerging risk)
The risk posed by cyber attacks continues to grow. The proliferation of online marketplaces trading criminal services and stolen data has reduced barriers of entry for criminals to perpetrate cyber attacks, while at the same time increasing motivation.

Attacker capabilities continue to evolve as demonstrated by a marked increase in denial of service attacks, and increased sophistication of targeted fraud attacks by organised criminal networks. We face a growing threat to our information (whether it is held by us or in our supply chain), to the integrity of our financial transactions, and to the availability of our services. All of these necessitate a broad intelligence and response capability.

Given the level of increasing global sophistication and scope of potential cyber attacks, future attacks may lead to significant breaches of security which jeopardise the sensitive information and financial transactions of the Group, its clients, counterparties, or customers, or cause disruption to systems performing critical functions. Failure to adequately manage cyber threats and to continually review and update processes in response to new threats could result in increased fraud losses, inability to perform critical economic functions, customer detriment, regulatory censure and penalty, legal liability and reputational damage.

ii) Infrastructure and technology resilience
As the dependency on digital channels and other technologies grows, the impact of technology issues can become more material and immediate. This is also the case in many other industries and organisations but particularly impactful in the banking sector.

The Group's technology, real-estate and supplier infrastructure is critical to the operation of its businesses and to the delivery of products and services to customers and clients and to meet our market integrity obligations. Sustained disruption to services provided by Barclays, either directly or through third parties, could have a significant impact to customers and to the Group's reputation and may also lead to potentially large costs to rectify the issue and reimburse losses incurred by customers, as well as possible regulatory censure and penalties.

iii) Ability to hire and retain appropriately qualified employees
The Group requires a diverse mix of highly skilled and qualified colleagues to deliver its strategy and so is dependent on attracting and retaining appropriately qualified individuals. Barclays ability to attract and retain such talent is impacted by a range of external and internal factors.

External regulatory changes such as the introduction of the Individual Accountability Regime and the required deferral and claw back provisions of our compensation arrangements may make Barclays a less attractive proposition relative to both our international competitors and other industries. Similarly, meeting the requirements of structural reform may increase the competitiveness in the market for talent. Internally, restructuring of our businesses and functions, and an increased focus on costs may all have an impact on employee engagement and retention.

Failure to attract or prevent the departure of appropriately qualified employees who are dedicated to overseeing and managing current and future regulatory standards and expectations, or who have the necessary skills required to deliver the Group strategy, could negatively impact our financial performance, control environment and level of employee engagement.

iv) Losses due to additional tax charges
The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at the EU level, and is impacted by a number of double taxation agreements between countries. There is risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage due to a range of possible factors. This includes a failure to comply with, or correctly assess the application of, relevant tax law, a failure to deal with tax authorities in a timely and effective manner or an incorrect calculation of tax estimates for reported and forecast tax numbers. Such charges, or the conduct of any dispute with a relevant tax authority, could lead to adverse publicity, reputational damage and potentially to costs materially exceeding current provisions, which could have an adverse effect on the Group's operations, financial conditions and prospects.

v) Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include provisions for conduct and legal, competition and regulatory matters, fair value of financial instruments, credit impairment charges for amortised cost assets, impairment and valuation of available for sale investments, calculation of current and deferred tax and accounting for pensions and post-retirements benefits. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to the Group, beyond what was anticipated or provided for.

As part of the assets in the Non-Core business, the Group holds a UK portfolio of generally longer term loans to counterparties in ESHLA sectors, which are measured on a fair value basis. The valuation of this portfolio is subject to substantial uncertainty due to the long dated nature of the portfolios, the lack of a secondary market in the relevant loans and unobservable loan spreads. As a result of these factors, the Group may be required to revise the fair values of these portfolios to reflect, among other things, changes in valuation methodologies due to changes in industry valuation practices and as further market evidence is obtained in connection with the Non-Core asset rundown and exit process. For further information refer to Note 18 Fair value of assets and liabilities of the Group's consolidated financial statements.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. The introduction of the impairment requirements of IFRS 9 Financial Instruments will result in impairment being recognised earlier than is the case under IAS 39 because it requires expected losses to be recognised before the loss event arises. Measurement will involve increased complexity and judgement including estimation of probabilities of defaults, losses given default, a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default and assessing increases in credit risk. It is expected to have a material financial impact, but it will not be practical to disclose reliable financial impact estimates until the implementation programme is further advanced.

For more information please refer to Note 1 Significant accounting policies on pages 260 to 262.

vi) Legal, competition and regulatory matters
Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and financial crime may negatively affect the Group's results, reputation and ability to conduct its business.

The Group conducts diverse activities in a highly regulated global market and is therefore exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years authorities have increasingly investigated past practices, vigorously pursued alleged breaches and imposed heavy penalties on financial services firms. This trend is expected to continue. In relation to financial crime, a breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure and other sanctions in the jurisdictions in which it operates, particularly in the UK and the US. Where clients, customers or other third parties are harmed by the Group's conduct this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group's rights not being enforced as intended.

Details of material legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 29 Legal, competition and regulatory matters. In addition to those material ongoing matters, the Group is engaged in various other legal proceedings in the UK and a number of overseas jurisdictions which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is or has been engaged. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group's results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

The outcome of material, legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, it is likely that in connection with any such matters the Group will incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following: substantial monetary damages and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group's business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group's reputation; loss of investor confidence and/or dismissal or resignation of key individuals.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. An adverse decision in any one matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

vii) Risks arising from regulation of the financial services industry
The financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group's business, financial performance, capital and risk management strategies. For further information on regulations affecting the Group, including significant regulatory developments, see the section on Supervision and Regulation.

a) Regulatory change
The Group, in common with much of the financial services industry, remains subject to significant levels of regulatory change and increasing scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements. As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

b) Changes in prudential requirements, including changes to CRD IV
The Group's results and ability to conduct its business may be negatively affected by changes to, or additional supervisory expectations.

In July 2015, the Financial Policy Committee (FPC) of the BoE published a policy statement directing the PRA to require all major UK banks and building societies to hold enough Tier 1 capital to satisfy a minimum leverage ratio of 3% and a countercyclical leverage ratio buffer of 35% of the institution-specific countercyclical capital buffer rate. The FPC also directed that UK G-SIBs and domestically systemically important banks should meet a supplementary leverage buffer ratio of 35% of corresponding risk-weighted capital buffer rates. The PRA published a policy statement, finalised rules and a supervisory statement implementing the FPC's directions in December 2015 and the new leverage ratio framework came into force on 1 January 2016.

In January 2016, the BCBS endorsed a new market risk framework, including rules made as a result of its fundamental review of the trading book, which will take effect in 2019. Barclays continues to monitor the potential effects on its capital position arising from these rules and from (i) revisions to the BCBS's standardised rules for credit risk, counterparty credit risk, CVA volatility risk and operational risk; and (ii) the BCBS considering the position regarding the limitation of the use of internal models in certain areas (for example, removing the Advanced Measurement Approach for operational risk) and applying RWA floors based on the standardised approaches.

Changes to, or additional supervisory expectations, in relation to capital and/or leverage ratio requirements either individually or in aggregate, may lead to unexpected enhanced requirements in relation to the Group's capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. This may result in a need for further management actions to meet the changed requirements, such as: increasing capital or liquidity resources, reducing leverage and risk weighted assets; modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group); changing the Group's business mix or exiting other businesses; and/or undertaking other actions to strengthen the Group's position.

c) Market infrastructure reforms
The derivatives markets are subject to extensive and increasing regulation in many of the Group's markets, including, in particular, Europe pursuant to the European Market Infrastructure Regulation (EMIR) and in the US under the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA). Certain of these increased regulatory requirements have already come into force, with further provisions expected to become effective in stages, including through a new recast version of the Markets in Financial Instruments Directive and a new regulation (the Markets in Financial Instruments Regulation) in Europe.

It is possible that additional regulations, and the related expenses and requirements, will increase the cost of and restrict participation in the derivatives markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivatives markets.

Changes in regulation of the derivatives markets could adversely affect the business of the Group and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities, which could in turn reduce the demand for swap dealer and similar services of the Group and its subsidiaries. In addition, as a result of these increased costs, the new regulation of the derivatives markets may also result in the Group deciding to reduce its activity in these markets.

d) Recovery and resolution planning
There continues to be a strong regulatory focus on 'resolvability' from regulators, particularly in the UK, the US and South Africa. The Group made its first formal Recovery and Resolution Plan (RRP) submissions to the UK and US regulators in mid-2012 and made its first Recovery Plan submission to the South African regulators in 2013. Barclays continues to work with the relevant authorities to identify and address potential impediments to the Group's 'resolvability'.

In the UK, RRP work is considered part of continuing supervision. Removal of potential impediments to an orderly resolution of the Group or one or more of its subsidiaries is considered as part of the BoE and PRA's supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. Barclays provides the PRA with a Recovery Plan annually and with a Resolution Pack every other year.

In the US, Barclays is one of several systemically important banks required to file resolution plans with the Board of Governors of the Federal Reserve System (Federal Reserve) and the Federal Deposit Insurance Corporation (FDIC) (collectively, the Agencies) under provisions of the DFA. Pursuant to the resolution plan regulation in the US, a joint determination by the Agencies that a resolution plan is not credible or would not facilitate an orderly resolution under the US Bankruptcy Code may result in a bank being made subject to more stringent capital, leverage, or liquidity requirements, or restrictions on growth, activities or operations in the US.

Additionally, there are further resolution-related proposals in the US, such as the Federal Reserve's proposed regulation requiring internal total loss absorbing capital (TLAC) for Barclays' US Intermediate Holding Company (IHC) that will be established during 2016, and increased record keeping and reporting requirements for obligations under qualified financial contracts (QFC proposal) that may, depending on final rules, materially increase the operational and financing costs of Barclays' US operations.

In South Africa, the South African Treasury and the South Africa Reserve Bank are considering material new legislation and regulation to adopt a resolution and depositor guarantee scheme in alignment with FSB principles. Barclays Africa Group Limited (BAGL) and its primary subsidiary Absa Bank Limited, will be subject to these schemes when they are adopted. It is not clear what shape these schemes will take, or when the schemes will be adopted, but current proposals for a funded deposit insurance scheme and for operational continuity may result in material increases in operational and financing costs for the BAGL group.

While the Group believes that it is making good progress in reducing potential impediments to resolution, should the relevant authorities ultimately determine that the Group or any significant subsidiary could not be resolved in an orderly manner, the impact of potential structural changes that may be required to address such a determination (whether in connection with RRP or other structural reform initiatives) may impact capital, liquidity and leverage ratios, as well as the overall profitability of the Group, for example, due to duplicated infrastructure costs, lost cross-rate revenues and/or additional funding costs.

viii) Regulatory action in the event of a bank failure
The EU Bank Recovery and Resolution Directive (BRRD) contains provisions similar to the Banking Act on a European level, many of which augment and increase the powers which national regulators are required to have in the event of a bank failure.

The UK Banking Act 2009, as amended (the Banking Act) provides for a regime to allow the BoE (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers to make share transfer orders and property transfer orders. Amendments introduced by the Banking Reform Act gave the BoE statutory bail-in power from 1 January 2015. This power enables the BoE to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors. It also allows the BoE to cancel liabilities or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution, and gives it the power to convert liabilities into another form (e.g. equity). In addition to the bail-in power, relevant UK resolution authorities are granted additional powers under the Banking Act including powers to direct the sale or transfer of a relevant financial institution or all or part of its business in certain circumstances. Further, parallel developments such as the implementation in the UK of the FSB's TLAC requirements may result in increased risks that a bank would become subject to resolution authority requirements by regulators seeking to comply with international standards in this area. Please see Funding risk, inability to maintain appropriate prudential ratios on page 121.

If any of these powers were to be exercised, or there is an increased risk of exercise, in respect of the Group or any entity within the Group, this might result in a material adverse effect on the rights or interests of shareholders and creditors including holders of debt securities and/or could have a material adverse effect on the market price of shares and other securities issued by the Group. Such effects could include losses of shareholdings/associated rights including, the dilution of percentage ownership of the Group's share capital, and may result in creditors, including debt holders, losing all or a part of their investment in the Group's securities.

Conduct risk

Barclays is committed to Group-wide changes to business practices, governance and mindset and behaviours so that good customer outcomes and protecting market integrity are integral to the way Barclays operates. Improving our reputation will demonstrate to customers that in Barclays they have a partner they can trust. Conduct risk is the risk that detriment is caused to the Group's customers, clients, counterparties or the Group itself because of inappropriate judgement in the execution of our business activities.

During 2015 potential customer impact and reputation risk inherent in varied emerging risks has been managed across the Group and escalated to senior management for discussion. These risks will remain prevalent in 2016 and beyond and the most significant of these include:

i) Organisational change
The Group is at risk of not being able to meet customer and regulatory expectations due to a failure to appropriately manage the: i) complexity in business practice, processes and systems; ii) challenges faced in product suitability, automation and portfolio-level risk monitoring; iii) resilience of its technology; and, iv) execution strategy, including the failure to fulfil the high level of operational precision required for effective execution in order to deliver positive customer outcomes.

ii) Legacy issues
Barclays remains at risk from the potential outcomes of a number of investigations relating to our past conduct. While we are continuing to embed cultural change and improved governance, many stakeholders will remain sceptical and so until there is clear and sustained evidence of consistent cultural and behavioural change, the risk to Barclays' reputation will remain. Barclays continues to work to rebuild customer trust and market confidence impacted by legacy issues.

For further information in respect of such investigations and related litigation and discussion of the associated uncertainties, please see the Legal, competition and regulatory matters note on page 303.

iii) Market integrity
There are potential risks arising from conflicts of interest, including those related to the benchmark submission process. While primarily relevant to the Investment Bank, these potential risks may also impact the corporate and retail customer base. The Group may be adversely affected if it fails to mitigate the risk of individuals making such inappropriate judgement by the enhancing of operating models, and effective identification and management of conflicts of interest, controls and supervisory oversight.

iv) Financial crime
The Group, as a global financial services firm, is exposed to the risks associated with money laundering, terrorist financing, bribery and corruption and sanctions. As a result, the Group may be adversely affected if it fails to effectively mitigate the risk that its employees or third parties facilitate, or that its products and services are used to facilitate financial crime.

Any one, or combination, of the above risks could have significant impact on the Group's reputation and may also lead to potentially large costs to both rectify this issue and reimburse losses incurred by customers and regulatory censure and penalties.

Material existing and emerging risks potentially impacting more than one Principal Risk

i) Structural reform (emerging risk)
The UK Financial Services (Banking Reform) Act 2013 (the UK Banking Reform Act) and associated secondary legislation and regulatory rules, require the separation of the Group's UK and EEA retail and SME deposit taking activities into a legally, operationally and economically separate and independent entity and restrict the types of activity such an entity may conduct (so-called 'ring fencing').

The PRA issued a policy statement (PS10/15) in May 2015 setting up legal structures and governance requirements that the UK regulator considers as 'near-final'. A PRA Consultation was issued in October 2015 relating to post ring fencing prudential requirements and intra-group arrangements among other matters. PRA final rules are expected in 2016. UK ring fencing rules will become binding from January 2019 and Barclays has an internal structural reform programme to implement the changes required by these new regulations (alongside other group structural requirements applicable to or in the course of development for the Group both in the UK and other jurisdictions in which the Group has operations - such as the proposed move towards a single point of entry (Holding Company) resolution model under the BoE's preferred resolution strategy and the requirement under section 165 of the DFA to create a US intermediate holding company (IHC) to hold the Group's US banking and non-banking subsidiaries) and to evaluate the Group's strategic options in light of all current and proposed global structural reform initiatives. Changes resulting from this work will have a material impact in the way the Group operates in the future through increased cost and complexity associated with changes required by ring fencing laws and regulations. Specifically, in order to comply with the UK Banking Reform Act and the DFA, it is proposed that:

•	Barclays will create a new UK banking entity which will serve as the ring fenced bank (RFB). It is expected to serve retail and small business customers as well as UK Wealth and credit card customers

•
Barclays Bank PLC (BBPLC) is expected to serve corporate, institutional and investment banking clients and will also serve international Wealth and credit card customers; it is also expected to house both the Corporate Banking payments and Barclaycard merchant acquiring businesses

•	many of the Group’s US businesses (including Barclays Bank Delaware and Barclays Capital Inc., the Group’s US broker-dealer subsidiary) will be organised under an IHC

•	the Group will establish a number of service companies in order to support its revised operating entity structure.

Implementation of these changes involves a number of risks related to both the revised Group entity structure and also the process of transition to that revised Group structure. Those risks include the following:

•
the establishment and ongoing management of the RFB and BBPLC as separate entities will require the Group to evaluate and restructure its intra-group and external capital, funding and liquidity arrangements to ensure they continue to meet regulatory requirements and support business needs. The changes required by ring fencing will in particular impact the sources of funding available to the different entities, including restricting BBPLC’s access to certain categories of deposit funding

•
while the Group will seek to manage the changes to business mix and capital, funding and liquidity resources so as to maintain robust credit ratings for each of its key operating entities, the restructuring required by ring fencing is complex and untested, and there is a risk that the changes may negatively impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of the different entities on a standalone basis. Adverse changes to the credit assessment, including the potential for ratings downgrades, could in turn make it more difficult and costly for the Group’s entities to obtain certain sources of funding

•
the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015 provide that, after 1 January 2026, ring fence banks cannot be or become liable for pension schemes outside of the ring fence. To comply with the regulations, the Group will need to decide which Group entities will participate in the Barclays Bank UK Retirement Fund (UKRF) from 2026, and reach a mutually satisfactory position with the UKRF Trustee regarding past service liabilities. The Group is currently discussing a variety of options with the UKRF Trustee, and engaging with the PRA and the UK Pensions Regulator

•
execution risk associated with moving a material number of customer accounts and contracts from one legal entity to another and in particular the risk of legal challenge to the ring-fenced transfer scheme that will be used in order to transfer certain assets and liabilities from BBPLC to the RFB

•
customer impacts derived from operational changes related to, for example, the reorganisation of sort codes. In addition, uncertain and potentially varying customer preference in terms of being served by the RFB or BBPLC may increase the execution risk associated with ring fencing; customers may also be impacted by reduced flexibility to provide products through a single entity interface

•
at the European level, the draft Bank Structural Reform Regulation contains powers restricting proprietary trading and, if certain conditions are met, for the mandated separation of core retail banking activity from certain trading activities save where a bank is already subject to a national regime which provides for the separation of such activities in a manner compatible with the regulation. The regulation is currently in draft form and no single version (including the scope of any national derogation) has yet been agreed by the Council of Ministers, the European Commission and the European Parliament. The implementation date for these proposals will depend on the date on which any final legislation is agreed. Accordingly, the potential impact on the Group remains unclear.

These, and other regulatory changes and the resulting actions taken to address such regulatory changes, may have an adverse impact on the Group's profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends, credit ratings, and/or financial condition.

ii) Business conditions, general economy and geopolitical issues
The Group's performance could be adversely affected in relation to more than one Principal Risk by a weak or deteriorating global economy or political instability. These factors may also occur in one or more of the Group's main countries of operation.

The Group offers a broad range of services to retail, institutional and government customers, in a large number of countries. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where it is active, or any other systemically important economy, could adversely affect the Group's performance.

Global growth is expected to remain modest, with low single digit growth in advanced economies alongside a slowdown in emerging markets. This moderate economic performance, lower commodity prices and increased geopolitical tensions mean that the distribution of risks to global economic activity continues to be biased to the downside.

As the US Federal Reserve embarks on monetary policy tightening, the increasing divergence of policies between major advanced economies risks triggering further financial market volatility. The sharp change in value of the US dollar during 2015 reflected this and, has played a major role in driving asset price volatility and capital reallocation as markets adjusted. Changes to interest rate expectations risk igniting further volatility and US dollar appreciation, particularly if the US Federal Reserve were to increase rates faster than markets currently expect.

Emerging markets have already seen growth slow following increased capital outflows, but a deeper slowdown in growth could emerge if tighter US interest rate policy drives further reallocation of capital. Moreover, sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is significant concern around the ability of authorities to manage the growth transition towards services. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom, while the consequences from a faster slowdown would flow through both financial and trade channels into other economies, and affect commodity markets.

Commodity prices, particularly oil prices, have already fallen significantly, but could fall further if demand growth remains weak or supply takes longer than expected to adjust. At the same time, countries with high reliance on commodity related earnings have already experienced a tightening of financial conditions. A sustained period of low prices risks triggering further financial distress, default and contagion.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world, including the Middle East and Eastern Europe are already acute, and are at risk of further deterioration.

While in Europe, risks of stagnation, entrenched deflation and a Eurozone break up have diminished, they remain a risk.

In the UK, the referendum on EU membership gives rise to some political uncertainty and raises the possibility of a disruptive and uncertain exit from the EU, with attendant consequences for investment and confidence. Following the referendum in June 2016, in the event that there is a vote in favour of leaving the EU, a period of negotiation is likely, widely anticipated to be around two years, with unpredictable implications on market conditions.

A drop in business or consumer confidence related to the aforementioned risks may have a material impact on GDP growth in one or more significant markets and therefore Group performance. At the same time, even if output in most advanced economies does grow, it would also be likely to advance at a slower pace than seen in the pre-crisis period. Growth potential could be further eroded by the low levels of fixed asset investment and productivity growth.

For the Group, a deterioration of conditions in its key markets could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity; (ii) higher levels of default rates and impairment; and (iii) mark to market losses in trading portfolios resulting from changes in credit ratings, share prices and solvency of counterparties.

iii) Business change/execution (emerging risk)
As Barclays moves towards a single point of entry (Holding Company) resolution model and implementation of the structural reform programme execution, the expected level of structural and strategic change to be implemented over the medium term will be disruptive and is likely to increase funding and operational risks for the Group and could impact its revenues and businesses. These changes will include: the creation and rundown of Non-Core; the delivery against an extensive agenda of operational and technology control and infrastructure improvements; and, planned cost reductions. Execution may be adversely impacted by external factors (such as a significant global macroeconomic downturn or further significant and unexpected regulatory change in countries in which the Group operates) and/or internal factors (such as availability of appropriately skilled resources or resolution of legacy issues). Moreover, progress in regard to Barclays' strategic plans is unlikely to be uniform or linear and progress on certain targets may be achieved more slowly than others.

If any of the risks outlined above were to occur, singly or in aggregate, they could have a material adverse effect on the Group's business, results of operations and financial condition.

Related party transactions and Directors' remuneration

Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes.

Subsidiaries
Transactions between Barclays PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group Financial Statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in Barclays PLC's balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 36.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Group's investments in associates and joint ventures is set out in Note 38.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2015
Income	(19)	40	4
Impairment	(4)	(2)	-
Total assets	36	1,578	-
Total liabilities	158	133	184

For the year ended and as at 31 December 2014
Income	(5)	9	4
Impairment	-	(1)	-
Total assets	130	1,558	-
Total liabilities	264	188	149

For the year ended and as at 31 December 2013
Income	(10)	24	3
Impairment	(3)	(4)	-
Total assets	116	1,521	5
Total liabilities	278	185	207

Guarantees, pledges or commitments given in respect of these transactions in the year were £881m (2014: £911m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pension funds unit trusts and investment funds were £13m (2014: £587m).

Key Management Personnel
The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2015 £m	2014 £m
As at 1 January	11.4	13.4
Loans issued during the year	1.1	1.3
Loan repayments during the year	(2.7)	(3.3)
As at 31 December	9.8	11.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding
	2015 £m	2014 £m
As at 1 January	103.0	100.2
Deposits received during the year	44.8	25.7
Deposits repaid during the year	(31.3)	(22.9)
As at 31 December	116.5	103.0

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2015 were £0.5m (2014: £1.3m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel
Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out on pages 83 to 116. Costs recognised in the income statement reflect the accounting charge for the year and are included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2015 £m	2014 £m
Salaries and other short-term benefits	31.3	28.3
Pension costs	0.3	0.3
Other long-term benefits	4.7	8.1
Share-based payments	11.0	15.0
Employer social security charges on emoluments	5.2	5.8
Costs recognised for accounting purposes	52.5	57.5
Employer social security charges on emoluments	(5.2)	(5.8)
Other long-term benefits - difference between awards granted and costs recognised	2.5	(4.3)
Share-based payments - difference between awards granted and costs recognised	(2.3)	(8.4)
Total remuneration awarded	47.5	39.0

Disclosure required by the Companies Act 2006
The following information regarding Directors is presented in accordance with the Companies Act 2006:

	2015 £m	2014 £m
Aggregate emolumentsa	7.0	7.8
Amounts paid under LTIPsb	2.2	-
	9.2	7.8

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2014: nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2015, there were no Directors accruing benefits under a defined benefit scheme (2014: nil).

Directors' and Officers' shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 26 persons) at 31 December 2015 amounted to 10,586,812 (2014: 9,078,157) ordinary shares of 25p each (0.06% of the ordinary share capital outstanding).

At 31 December 2015, executive Directors and officers of Barclays PLC (involving 32 persons) held options to purchase a total of 17,206 (2014: 30,398) Barclays PLC ordinary shares of 25p each at prices ranging from 133.01p to 178p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2015 to persons who served as Directors during the year was £0.3m (2014: £0.4m). The total value of guarantees entered into on behalf of Directors during 2015 was nil (2014: nil).

Notes
a
 The aggregate emoluments include amounts paid for the 2015 year. In addition, deferred share awards for 2015 will be made to Antony Jenkins and Tushar Morzaria which will only vest subject to meeting certain conditions. The total of the deferred share awards is £0.7m (£1.2m for 2014).

b
 The figure shown for 2015 in 'Amounts paid under long-term incentive schemes' is the amount that was released in 2015 in respect of the 2012-2014 Barclays Long Term Incentive Plan ('LTIP') cycle. The LTIP amount in the single total figure table for executive Directors' 2015 remuneration in the Directors' Remuneration report relates to the award that is scheduled to be released in 2016 in respect of the 2013-2015 LTIP cycle.

Directors' responsibility statement
The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the ﬁnancial position of the Company and the Group which enable them to ensure the accounts comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of ﬁnancial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 36 and 37, conﬁrm to the best of their knowledge that:

(a) the ﬁnancial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, ﬁnancial position and proﬁt or loss of the Company and the undertakings included in the consolidation taken as a whole, and

(b) the management report, which is incorporated into the Directors' Report on pages 35 to 78, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson
Company Secretary
29 February 2016

Barclays PLC
Registered in England, Company No. 48839

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth and investment management, with an extensive presence in Europe, the Americas, Africa and Asia.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 132,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These  forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; United Kingdom (UK), United States (US), Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.